SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*

                               ARAMARK CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, Par Value $0.01 Per Share
                 Class B Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                           Class A Common Stock: None
                         Class B Common Stock: 038521100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                               New York, NY 10017
                                 (212) 878-0600

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a copy to:

                             Steven J. Gartner, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000



--------------------------------------------------------------------------------
                                 August 8, 2006
--------------------------------------------------------------------------------

             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
CUSIP No. - Class A Common Stock:  None
CUSIP No. - Class B Common Stock:  038521100                  Page 3 of 17 pages
------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Warburg Pincus Private Equity IX, L.P.
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ]
              (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              OO
------------- ------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

              [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-------------------------- ----------- -----------------------------------------
                               7       SOLE VOTING POWER

                                       -0-
NUMBER OF                  ----------- -----------------------------------------
SHARES                         8       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                               -0-
EACH                       ----------- -----------------------------------------
REPORTING                      9       SOLE DISPOSITIVE POWER
PERSON
WITH                                   -0-
                           ----------- -----------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                       -0-
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              -0-
------------- ------------------------------------------------------------------
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

              [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0% Class A Common Stock
              0% Class B Common Stock
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              PN
------------- ------------------------------------------------------------------

--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
CUSIP No. - Class A Common Stock:  None
CUSIP No. - Class B Common Stock:  038521100                  Page 4 of 17 pages
------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Warburg Pincus IX, LLC
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ]
              (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              N/A
------------- ------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

              [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
-------------------------- ----------- -----------------------------------------
                               7       SOLE VOTING POWER

                                       -0-
NUMBER OF                  ----------- -----------------------------------------
SHARES                         8       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                               -0-
EACH                       ----------- -----------------------------------------
REPORTING                      9       SOLE DISPOSITIVE POWER
PERSON
WITH                                   -0-
                           ----------- -----------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                       -0-
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              -0-
------------- ------------------------------------------------------------------
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

              [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0% Class A Common Stock
              0% Class B Common Stock
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO
------------- ------------------------------------------------------------------

--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
CUSIP No. - Class A Common Stock:  None
CUSIP No. - Class B Common Stock:  038521100                  Page 5 of 17 pages
------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Warburg Pincus Partners LLC
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ]
              (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              N/A
------------- ------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

              [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
-------------------------- ----------- -----------------------------------------
                               7       SOLE VOTING POWER

                                       -0-
NUMBER OF                  ----------- -----------------------------------------
SHARES                         8       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                               -0-
EACH                       ----------- -----------------------------------------
REPORTING                      9       SOLE DISPOSITIVE POWER
PERSON
WITH                                   -0-
                           ----------- -----------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                       -0-
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              -0-
------------- ------------------------------------------------------------------
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

              [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0% Class A Common Stock
              0% Class B Common Stock
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO
------------- ------------------------------------------------------------------

--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
CUSIP No. - Class A Common Stock:  None
CUSIP No. - Class B Common Stock:  038521100                  Page 6 of 17 pages
------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Warburg Pincus LLC
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ]
              (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              N/A
------------- ------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

              [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
-------------------------- ----------- -----------------------------------------
                               7       SOLE VOTING POWER

                                       -0-
NUMBER OF                  ----------- -----------------------------------------
SHARES                         8       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                               -0-
EACH                       ----------- -----------------------------------------
REPORTING                      9       SOLE DISPOSITIVE POWER
PERSON
WITH                                   -0-
                           ----------- -----------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                       -0-
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              -0-
------------- ------------------------------------------------------------------
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

              [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0% Class A Common Stock
              0% Class B Common Stock
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO
------------- ------------------------------------------------------------------

--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
CUSIP No. - Class A Common Stock:  None
CUSIP No. - Class B Common Stock:  038521100                  Page 7 of 17 pages
------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Warburg Pincus & Co.
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ]
              (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              N/A
------------- ------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

              [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
-------------------------- ----------- -----------------------------------------
                               7       SOLE VOTING POWER

                                       -0-
NUMBER OF                  ----------- -----------------------------------------
SHARES                         8       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                               -0-
EACH                       ----------- -----------------------------------------
REPORTING                      9       SOLE DISPOSITIVE POWER
PERSON
WITH                                   -0-
                           ----------- -----------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                       -0-
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              -0-
------------- ------------------------------------------------------------------
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

              [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0% Class A Common Stock
              0% Class B Common Stock
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              PN
------------- ------------------------------------------------------------------

--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
CUSIP No. - Class A Common Stock:  None
CUSIP No. - Class B Common Stock:  038521100                  Page 8 of 17 pages
------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Charles R. Kaye
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ]
              (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              N/A
------------- ------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

              [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
-------------------------- ----------- -----------------------------------------
                               7       SOLE VOTING POWER

                                       -0-
NUMBER OF                  ----------- -----------------------------------------
SHARES                         8       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                               -0-
EACH                       ----------- -----------------------------------------
REPORTING                      9       SOLE DISPOSITIVE POWER
PERSON
WITH                                   -0-
                           ----------- -----------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                       -0-
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              -0-
------------- ------------------------------------------------------------------
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

              [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0% Class A Common Stock
              0% Class B Common Stock
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
------------- ------------------------------------------------------------------

--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
CUSIP No. - Class A Common Stock:  None
CUSIP No. - Class B Common Stock:  038521100                  Page 9 of 17 pages
------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Joseph P. Landy
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ]
              (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              N/A
------------- ------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

              [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
-------------------------- ----------- -----------------------------------------
                               7       SOLE VOTING POWER

                                       -0-
NUMBER OF                  ----------- -----------------------------------------
SHARES                         8       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                               -0-
EACH                       ----------- -----------------------------------------
REPORTING                      9       SOLE DISPOSITIVE POWER
PERSON
WITH                                   -0-
                           ----------- -----------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                       -0-
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              -0-
------------- ------------------------------------------------------------------
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

              [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0% Class A Common Stock
              0% Class B Common Stock
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
------------- ------------------------------------------------------------------

     This Amendment No. 1 amends the Schedule 13D originally filed on May 11, 2006 (the "Original 13D") on behalf of Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership ("WP IX"), Warburg Pincus IX, LLC, a New York limited liability company and the sole general partner of WP IX ("WP IX LLC"), Warburg Pincus Partners LLC, a New York limited liability company and the sole member of WP IX LLC ("WPP LLC"), Warburg Pincus LLC, a New York limited liability company that manages WP IX ("WP LLC"), Warburg Pincus & Co., a New York general partnership and the managing member of WPP LLC ("WP"), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Co-President and Managing Member of WP LLC (WP IX, WP IX LLC, WPP LLC, WP LLC, WP, Mr. Kaye and Mr. Landy collectively being referred to as the "Warburg Pincus Reporting Persons"). This Amendment No. 1 to the Original 13D relates to the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), and the Class B Common Stock, par value $0.01 per share (the "Class B Common Stock" and together with the Class A Common Stock, the "Common Stock"), of ARAMARK Corporation, a Delaware corporation (the "Company").

Item 3.  Source and Amount of Funds or Other Consideration

     Item 3 of the Original 13D is hereby amended by adding the following paragraphs at the end of the discussion:

     The aggregate value of the transactions (the "Transactions") contemplated by the Agreement and Plan of Merger, dated as of August 8, 2006, among RMK Acquisition Corporation, a Delaware corporation ("MergerCo"), RMK Finance L.L.C., a Delaware limited liability company ("SibCo"), and the Company (the "Merger Agreement"), which are described in Item 4 below, is approximately $8.3 billion.

     In separate Sponsor Equity Commitment Letters, dated August 8, 2006 (the "Sponsor Equity Commitment Letters"), GS Capital Partners V Fund, L.P., CCMP Capital Investors II, L.P., J.P. Morgan Partners (BHCA), L.P., Thomas H. Lee Equity Fund VI, L.P., WP IX or any of their affiliates (collectively, the "Sponsors") agreed, subject to certain conditions, to contribute an aggregate of $1.6 billion in cash to MergerCo in exchange for shares of common stock, par value $0.10 per share, of MergerCo (the "MergerCo Common Stock"), solely for the purpose of funding the merger consideration pursuant to the Merger Agreement and to pay related expenses. This summary of the Sponsor Equity Commitment Letters does not purport to be complete and is qualified in its entirety by reference to the Sponsor Equity Commitment Letters, which are referenced herein as Exhibits
7.01 through 7.05 and incorporated by reference in their entirety into this Item 3.

     In addition, Joseph Neubauer, the Chairman of the Board of Directors and Chief Executive Officer of the Company, entered into a Rollover Equity Commitment Letter, dated as of August 8, 2006 (the "Rollover Equity Commitment Letter"), pursuant to which Mr. Neubauer agreed, subject to certain conditions, to contribute up to approximately 8.5 million shares of Class A Common Stock to MergerCo (the "Rollover Shares") in exchange for shares of MergerCo Common Stock. This summary of the Rollover Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Rollover Equity Commitment Letter, which is referenced herein as Exhibit 7.06 and incorporated by reference in its entirety into this Item 3.

     In addition, SibCo entered into a Debt Commitment Letter with JP Morgan Chase Bank, N.A., J.P. Morgan Securities, Inc. and Goldman Sachs Credit Partners L.P. (collectively, the "Lenders"), dated as of August 8, 2006 (the "Debt Commitment Letter"), pursuant to which the Lenders committed to provide, subject to certain conditions, up to $7.075 billion in debt financing, through a combination of senior secured facilities, a senior increasing rate bridge facility, and a senior subordinated increasing rate bridge facility, to SibCo, which financing will be used to fund the merger consideration under the Merger Agreement, repay certain existing debt and pay certain expenses, and for general corporate purposes for the operation of the Company following the closing of the Transactions. This summary of the Debt Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Debt Commitment Letter, which is referenced herein as Exhibit 7.07 and incorporated by reference in its entirety into this Item 3.

     Finally, in separate Letter Agreements, each dated as of August 8, 2006 (the "Letter Agreements"), each of the Sponsors (except J.P. Morgan Partners
(BHCA), L.P.), and J.P. Morgan Partners, LLC unconditionally and irrevocably guaranteed to the Company, subject to certain conditions, a portion of MergerCo's payment obligations under the Merger Agreement, in each case subject to a cap of $30 million (except in the case of CCMP Capital Investors II, L.P. and J.P. Morgan Partners, LLC, for which the aggregate cap is $30 million). This summary of the Letter Agreements does not purport to be complete and is qualified in its entirety by reference to the Letter Agreements, which are referenced herein as Exhibits 7.08 through 7.12 and incorporated by reference in their entirety into this Item 3.

Item 4.  Purpose of Transaction

     Item 4 of the Original 13D is hereby amended by adding the following paragraphs at the end of the discussion:

     On August 8, 2006, the Company announced in a Press Release (the "Press Release") that it had entered into the Merger Agreement, pursuant to which all of the outstanding shares of Common Stock (other than any Rollover Shares owned by MergerCo, Parent, SibCo, ARAMARK Intermediate HoldCo Corporation, a Delaware corporation ("HoldCo"), or the Company) would be converted into the right to receive $33.80 per share in cash. The foregoing summary of the Press Release and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Press Release and the Merger Agreement, each of which are referenced herein as Exhibit 7.13 and Exhibit 7.14, respectively, and incorporated by reference in their entirety into this Item 4.

     In connection with the Transactions, Mr. Neubauer entered into a Voting Agreement with MergerCo, dated as of August 8, 2006 (the "Voting Agreement"), pursuant to which Mr. Neubauer agreed, subject to certain conditions, to vote his Common Stock in favor of the adoption of the Merger Agreement and against any competing takeover proposal that may be submitted by the Company for a vote of its stockholders. This summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is referenced herein as Exhibit 7.15 and incorporated by reference in its entirety into this Item 4.

     MergerCo, SibCo, the Sponsors, and Mr. Neubauer entered into an Interim Investors Agreement, dated as of August 8, 2006 (the "Interim Investors Agreement"), which will govern their conduct in respect of the Transactions between the time of the signing of the Merger Agreement and the effective time of the merger contemplated thereby or the termination of the Merger Agreement, whichever is earlier, including matters such as determining whether any closing condition contained in the Merger Agreement has been satisfied or shall be waived by MergerCo. This summary of the Interim Investors Agreement does not purport to be complete and is qualified in its entirety by reference to the Interim Investors Agreement, which is referenced herein as Exhibit 7.16 and incorporated by reference in its entirety into this Item 4.

     The purpose of the Transactions is to acquire all of the outstanding Common Stock (other than Rollover Shares). If the Transactions are consummated, the Class B Common Stock will be delisted from the New York Stock Exchange and will cease to be registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Company will be privately held by the Sponsors, Mr. Neubauer, and certain members of the Company's management who elect to participate in the Transactions.

     The Merger Agreement and the transactions contemplated thereby could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of additional securities of the Company, a merger or other extraordinary transaction involving the Company, a change to the present board of directors of the Company and a change to the present capitalization or dividend policy of the Company. One or more of the Warburg Pincus Reporting Persons are expected to take actions in furtherance of the Merger Agreement (including any amendment thereof) and the transactions contemplated thereby.


Item 5.  Interest in Securities of the Issuer

     (a) As of the date hereof, none of the Warburg Pincus Reporting Persons, nor to the knowledge of the Warburg Pincus Reporting Persons, any of the persons named on Schedule I hereto, as of the date hereof, own any shares of Class A Common Stock or Class B Common Stock. As a result of the matters described in the Original 13D and Items 3 and 4 above, the Warburg Pincus Reporting Persons may be deemed to constitute a "group", within the meaning of Section 13(d)(3) of the Exchange Act, with Mr. Neubauer, GS Capital Partners V Fund, L.P., CCMP Capital Investors II, L.P., J.P. Morgan Partners (BHCA), L.P., Thomas H. Lee Equity Fund VI, L.P. and certain of their affiliates. As a result, the Warburg Pincus Reporting Persons may be deemed to beneficially own any shares of Class A Common Stock and Class B Common Stock that may be beneficially owned by such persons. Accordingly, on this basis, the Warburg Pincus Reporting Persons might be deemed to beneficially own, in the aggregate, (A)(i) the 23,945,409 shares of Class A Common Stock reported as beneficially owned by Mr. Neubauer on that certain Amendment No. 17 to Schedule 13D filed by Mr. Neubauer with the Securities and Exchange Commission on August 8, 2006 (the "Neubauer 13D/A") and
(ii) the 23,945,409 shares of Class B Common Stock reported as beneficially owned by Mr. Neubauer on the Neubauer 13D/A, which shares constitute the 23,945,409 shares issuable upon conversion of the equal number of shares of Class A Common Stock beneficially owned by Mr. Neubauer and (B) the 2,002,658 shares of Class B Common Stock that the Warburg Pincus Reporting Persons have been advised may be deemed to be beneficially owned by Goldman, Sachs & Co. ("Goldman Sachs") or another wholly owned broker or dealer subsidiary of The Goldman Sachs Group, Inc. ("GS Group"). Except as described above with respect to Mr. Neubauer and Goldman Sachs, the Warburg Pincus Reporting Persons do not have actual knowledge of any shares of Class A Common Stock or Class B Common Stock that may be beneficially owned by Mr. Neubauer, GS Capital Partners V Fund, L.P., CCMP Capital Investors II, L.P., J.P. Morgan Partners (BHCA), L.P., Thomas H. Lee Equity Fund VI, L.P. and certain of their affiliates, including, without limitation, Goldman Sachs and GS Group. The foregoing summary of the Neubauer 13D/A is qualified in its entirety by reference to such filing.

     The percentage of outstanding Class A Common Stock and Class B Common Stock that may be deemed to be beneficially owned by the Warburg Pincus Reporting Persons is approximately 42.2% and 17.6%, respectively. The foregoing percentages are based on 56,753,754 shares of Class A Common Stock and 123,299,981 shares of Class B Common Stock outstanding at July 28, 2006, as reported in the Company's Form 10-Q for the fiscal quarter ended June 30, 2006, filed with the Securities and Exchange Commission on August 9, 2006.

     Each of the Warburg Pincus Reporting Persons hereby disclaims beneficial ownership of any shares of Class A Common Stock and Class B Common Stock that may be beneficially owned by Mr. Neubauer, GS Capital Partners V Fund, L.P., CCMP Capital Investors II, L.P., J.P. Morgan Partners (BHCA), L.P., Thomas H. Lee Equity Fund VI, L.P., and their respective affiliates, including, without limitation, Goldman Sachs and GS Group. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Warburg Pincus Reporting Person or any of its affiliates is the beneficial owner of any shares of Class A Common Stock or Class B Common Stock for purposes of
Section 13(d) of the Exchange Act or for any other purpose or that any Warburg Pincus Reporting Person has an obligation to file this Schedule 13D.

     (b) Except as disclosed in this Schedule 13D/A and the Original 13D, none of the Warburg Pincus Reporting Persons, nor to the knowledge of the Warburg Pincus Reporting Persons, any of the persons named on Schedule I hereto, as of the date hereof, has power to vote or to direct the vote or to dispose or direct the disposition of any shares of Class A Common Stock or Class B Common Stock.

     (c) Except as disclosed in this Schedule 13D/A and the Original 13D, none of the Warburg Pincus Reporting Persons, nor to the knowledge of Warburg Pincus Reporting Persons, any of the persons named on Schedule I hereto, has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Class A Common Stock or Class B Common Stock.

     (d) Not applicable.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The responses to Item 3, Item 4 and Item 5 are incorporated herein by reference. Except as set forth in response to other Items of this Schedule 13D/A and the Original 13D and the agreements incorporated herein by reference and set forth as exhibits hereto, to the best knowledge of the Warburg Pincus Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7.  Material to Be Filed as Exhibits

Exhibit 7.01. GS Capital Partners V Fund, L.P. Equity Commitment Letter, dated August 8, 2006 (incorporated by reference to Exhibit 7.01 of Amendment No. 17 to Schedule 13D filed by Mr. Neubauer with the SEC on August 8, 2006).

Exhibit 7.02. CCMP Capital Investors II, L.P. Equity Commitment Letter, dated August 8, 2006 (incorporated by reference to Exhibit 7.02 of Amendment No. 17 to Schedule 13D filed by Mr. Neubauer with the SEC on August 8, 2006).

Exhibit 7.03. J.P. Morgan Partners (BHCA), L.P. Equity Commitment Letter, dated August 8, 2006 (incorporated by reference to Exhibit 7.03 of Amendment No. 17 to Schedule 13D filed by Mr. Neubauer with the SEC on August 8, 2006).

Exhibit 7.04. Thomas H. Lee Equity Fund VI, L.P. Equity Commitment Letter, dated August 8, 2006 (incorporated by reference to Exhibit 7.04 of Amendment No. 17 to Schedule 13D filed by Mr. Neubauer with the SEC on August 8, 2006).

Exhibit 7.05. Warburg Pincus Private Equity IX, L.P. Equity Commitment Letter, dated August 8, 2006 (incorporated by reference to
                 Exhibit 7.05 of Amendment No. 17 to Schedule 13D filed by Mr. Neubauer with the SEC on August 8, 2006).

Exhibit 7.06. Rollover Equity Commitment Letter, dated August 8, 2006 (incorporated by reference to Exhibit 7.06 of Amendment No. 17 to Schedule 13D filed by Mr. Neubauer with the SEC on August 8,
                 2006).

Exhibit 7.07. Debt Commitment Letter, dated August 8, 2006 (incorporated by reference to Exhibit 7.07 of Amendment No. 17 to Schedule 13D filed by Mr. Neubauer with the SEC on August 8, 2006).

Exhibit 7.08. GS Capital Partners V Fund, L.P. Letter Agreement, dated August 8, 2006 (incorporated by reference to Exhibit 7.08 of Amendment

                 No. 17 to Schedule 13D filed by Mr. Neubauer with the SEC on August 8, 2006).

Exhibit 7.09. CCMP Capital Investors II, L.P. Letter Agreement, dated August 8, 2006 (incorporated by reference to Exhibit 7.09 of Amendment No. 17 to Schedule 13D filed by Mr. Neubauer with the SEC on August 8, 2006).

Exhibit 7.10. J.P. Morgan Partners, LLC Letter Agreement, dated August 8, 2006 (incorporated by reference to Exhibit 7.10 of Amendment No. 17 to Schedule 13D filed by Mr. Neubauer with the SEC on August 8, 2006).

Exhibit 7.11. Thomas H. Lee Equity Fund VI, L.P. Letter Agreement, dated August 8, 2006 (incorporated by reference to Exhibit 7.11 of Amendment No. 17 to Schedule 13D filed by Mr. Neubauer with the SEC on August 8, 2006).

Exhibit 7.12. Warburg Pincus Private Equity IX, L.P. Letter Agreement, dated August 8, 2006 (incorporated by reference to Exhibit 7.12 of Amendment No. 17 to Schedule 13D filed by Mr. Neubauer with the SEC on August 8, 2006).

Exhibit 7.13. Press Release, dated August 8, 2006 (incorporated by reference to Exhibit 7.13 of Amendment No. 17 to Schedule 13D filed by Mr. Neubauer with the SEC on August 8, 2006).

Exhibit 7.14. Agreement and Plan of Merger, dated as of August 8, 2006, by and among RMK Acquisition Corporation, RMK Finance LLC, and ARAMARK Corporation (incorporated by reference to Exhibit 7.14 of Amendment No. 17 to Schedule 13D filed by Mr. Neubauer with the SEC on August 8, 2006).

Exhibit 7.15. Voting Agreement, dated as of August 8, 2006, by and between RMK Acquisition Corporation and Joseph Neubauer (incorporated by reference to Exhibit 7.15 of Amendment No. 17 to Schedule 13D filed by Mr. Neubauer with the SEC on August 8, 2006).

Exhibit 7.16. Interim Investors Agreement, dated as of August 8, 2006, by and among RMK Acquisition Corporation, RMK Finance LLC, GS Capital Partners V Fund, L.P., J.P. Morgan Partners (BHCA), L.P., CCMP Capital Investors II, L.P., Thomas H. Lee Equity Fund VI, L.P., Warburg Pincus Private Equity IX, L.P. and Joseph Neubauer (incorporated by reference to Exhibit 7.16 of Amendment No. 17 to Schedule 13D filed by Mr. Neubauer with the SEC on August 8,
                 2006).

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2006


                                        WARBURG PINCUS PRIVATE EQUITY IX, L.P.

                                        By: Warburg Pincus IX, LLC, its General
                                            Partner,
                                            By: Warburg Pincus Partners, LLC,
                                                its Sole Member,
                                                By: Warburg Pincus & Co., its
                                                    Managing Member



                                        By: /s/ Scott A. Arenare
                                            ------------------------------------
                                            Name:   Scott A. Arenare
                                            Title:  Partner


                                        WARBURG PINCUS IX, LLC

                                        By: Warburg Pincus Partners, LLC, its
                                            Sole Member,
                                            By: Warburg Pincus & Co., its
                                                Managing Member



                                        By: /s/ Scott A. Arenare
                                            ------------------------------------
                                            Name:   Scott A. Arenare
                                            Title:  Partner


                                        WARBURG PINCUS PARTNERS, LLC

                                        By: Warburg Pincus & Co., its Managing
                                            Member



                                        By: /s/ Scott A. Arenare
                                            ------------------------------------
                                            Name:   Scott A. Arenare
                                            Title:  Partner

                                        WARBURG PINCUS LLC



                                        By: /s/ Scott A. Arenare
                                            ------------------------------------
                                            Name:   Scott A. Arenare
                                            Title:  Managing Director


                                        WARBURG PINCUS & CO.


                                        By: /s/ Scott A. Arenare
                                            ------------------------------------
                                            Name:   Scott A. Arenare
                                            Title:  Partner



                                        By: /s/ Scott A. Arenare
                                            ------------------------------------
                                            Name:   Charles R. Kaye
                                            By:     Scott A. Arenare,
                                                    Attorney-in-Fact*



                                        By: /s/ Scott A. Arenare
                                            ------------------------------------
                                            Name:   Joseph P. Landy
                                            By:     Scott A. Arenare,
                                                    Attorney-in-Fact**




* Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

** Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.